SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           PSYCHIATRIC SOLUTIONS, INC.
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    693451106
                                 (Cusip Number)

                                JOSEPH P. DONLAN
                          Brown Brothers Harriman & Co.
                                  140 Broadway
                            New York, New York 10005
                                 (212) 493-7882
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 16, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1        NAME OF REPORTING PERSON:  The 1818 Mezzanine Fund II, L.P.

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS:  OO

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):
                                                                        [_]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

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                                7       SOLE VOTING POWER:   0
       NUMBER OF
         SHARES                 ------------------------------------------------
      BENEFICIALLY              8       SHARED VOTING POWER:   462,948*
         OWNED
           BY                   ------------------------------------------------
          EACH                  9       SOLE DISPOSITIVE POWER:   0
       REPORTING
         PERSON                 ------------------------------------------------
          WITH                  10      SHARED DISPOSITIVE POWER:  462,948*

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  462,948*

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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [X]
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   5.64%*

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14       TYPE OF REPORTING PERSON:  PN

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         * See Item 5 herein.

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1        NAME OF REPORTING PERSON:  Brown Brothers Harriman & Co.

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS:  OO

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                        [_]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION:   New York

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                                7       SOLE VOTING POWER:   0
       NUMBER OF
         SHARES                 ------------------------------------------------
      BENEFICIALLY              8       SHARED VOTING POWER:   462,948*
         OWNED
           BY                   ------------------------------------------------
          EACH                  9       SOLE DISPOSITIVE POWER:   0
       REPORTING
         PERSON                 ------------------------------------------------
          WITH                  10      SHARED DISPOSITIVE POWER:  462,948*

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  462,948*

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   5.64%*

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14       TYPE OF REPORTING PERSON:  PN

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         * See Item 5 herein.

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1        NAME OF REPORTING PERSON:  T. Michael Long

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

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4        SOURCE OF FUNDS:  OO

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                        [_]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION:   United States of America

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:   0
       NUMBER OF
         SHARES                 ------------------------------------------------
      BENEFICIALLY              8       SHARED VOTING POWER:   462,948*
         OWNED
           BY                   ------------------------------------------------
          EACH                  9       SOLE DISPOSITIVE POWER:   0
       REPORTING
         PERSON                 ------------------------------------------------
          WITH                  10      SHARED DISPOSITIVE POWER:  462,948*

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  462,948*

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   5.64%*

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14       TYPE OF REPORTING PERSON:  IN

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         * See Item 5 herein.

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1        NAME OF REPORTING PERSON:  Lawrence C. Tucker

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

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4        SOURCE OF FUNDS:  OO

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                        [_]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION:   United States of America

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:   0
       NUMBER OF
         SHARES                 ------------------------------------------------
      BENEFICIALLY              8       SHARED VOTING POWER:   462,948*
         OWNED
           BY                   ------------------------------------------------
          EACH                  9       SOLE DISPOSITIVE POWER:   0
       REPORTING
         PERSON                 ------------------------------------------------
          WITH                  10      SHARED DISPOSITIVE POWER:  462,948*

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  462,948*

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   5.64%*

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:  IN

--------------------------------------------------------------------------------
         * See Item 5 herein.

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1        NAME OF REPORTING PERSON:  Robert R. Gould

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS:  OO

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                        [_]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION:   United States of America

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:   0
       NUMBER OF
         SHARES                 ------------------------------------------------
      BENEFICIALLY              8       SHARED VOTING POWER:   462,948*
         OWNED
           BY                   ------------------------------------------------
          EACH                  9       SOLE DISPOSITIVE POWER:   0
       REPORTING
         PERSON                 ------------------------------------------------
          WITH                  10      SHARED DISPOSITIVE POWER:  462,948*

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  462,948*

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   5.64%*

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:  IN

--------------------------------------------------------------------------------
         * See Item 5 herein.

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1        NAME OF REPORTING PERSON:  Joseph P. Donlan

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

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4        SOURCE OF FUNDS:  OO

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                        [_]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION:   United States of America

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                                7       SOLE VOTING POWER:   4,000*
       NUMBER OF
         SHARES                 ------------------------------------------------
      BENEFICIALLY              8       SHARED VOTING POWER:   462,948*
         OWNED
           BY                   ------------------------------------------------
          EACH                  9       SOLE DISPOSITIVE POWER:   4,000*
       REPORTING
         PERSON                 ------------------------------------------------
          WITH                  10      SHARED DISPOSITIVE POWER:  462,948*

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  466,948*

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   5.69%*

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14       TYPE OF REPORTING PERSON:  IN

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         * See Item 5 herein.

         This Amendment No. 2 ("Amendment No. 2") to Statement on Schedule 13D relates to the beneficial ownership of common stock, par value $0.01 per share (the "Common Stock"), of Psychiatric Solutions, Inc. (f/k/a PMR Corporation), a Delaware corporation ("PSI" or the "Company"). This Amendment No. 2 is being filed on behalf of the Reporting Persons, as defined in the Schedule 13D filed by the Reporting Persons on August 15, 2002 (the "Original 13D"), and further amends and supplements the amended Schedule 13D filed by the Reporting Persons on April 1, 2003 (the "Amended 13D"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given to such terms in each of the Original 13D and the Amended 13D.

ITEM 1.  SECURITY AND ISSUER.

         No material change.

ITEM 2.  IDENTITY AND BACKGROUND.

         No material change.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No material change.

ITEM 4.  PURPOSE OF TRANSACTION.

         See Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and restated in its entirety as follows:

         (a)-(c). All ownership percentages set forth herein assume that the Company has 7,738,641 shares of Common Stock outstanding as of March 1, 2003, as set forth in the Company's Annual Report on Form 10-K for the year ended December 31, 2002.

         As set forth above, the Fund, through its cashless exercise of the Warrants upon the closing of the Warrant Exercise Letter Agreement (as defined below), will acquire 372,039 shares of Common Stock of the Company. Accordingly, as of May 16, 2003, assuming the conversion of the shares of Series A Preferred Stock purchased by the Fund at the First Funding into shares of Common Stock as of such date, the Fund may be deemed to own 462,948 shares of Common Stock (or an aggregate of 7,425,347 shares of Common Stock, which includes an aggregate of 6,962,399 shares of Common Stock beneficially owned by the other stockholders of PSI party to the Voting Agreement). Based on calculations made in accordance with Rule 13d-3(d) promulgated under the Securities Exchange Act of 1934, this represents 5.64% of the outstanding shares of Common Stock (or 69.51% of the outstanding shares of Common Stock when aggregated with the shares beneficially owned by the other stockholders of PSI party to the Voting Agreement).

         By virtue of BBH&Co.'s relationship with the Fund, BBH&Co. may be deemed to beneficially own 462,948 shares of Common Stock (or an aggregate of 7,425,347 shares of Common Stock, which includes an aggregate of 6,962,399 shares of Common Stock beneficially owned by the other stockholders of PSI party to the Voting Agreement). Based on calculations made in accordance with Rule 13d-3(d) promulgated under the Securities Exchange Act of 1934, this represents approximately 5.64% of the outstanding shares of Common Stock (or 69.51% of the outstanding shares of Common Stock when aggregated with the shares beneficially owned by the other stockholders of PSI party to the Voting Agreement).

         By virtue of designating Long, Tucker, Gould and Donlan, or any of them, as the sole and exclusive persons at BBH&Co. having voting power (including the power to vote or to direct the voting) and investment power (including the power to dispose or to direct the disposition) with respect to the securities of the Company, Long Tucker and Gould may be deemed to beneficially own 462,948 shares of Common Stock (or an aggregate of 7,425,347 shares of Common Stock, which includes an aggregate of 6,962,399 shares of Common Stock beneficially owned by the other stockholders of PSI party to the Voting Agreement). Based on calculations made in accordance with Rule 13d-3(d) promulgated under the Securities Exchange Act of 1934, this represents approximately 5.64% of the outstanding shares of Common Stock (or 69.51% of the outstanding shares of Common Stock when aggregated with the shares beneficially owned by the other stockholders of PSI party to the Voting Agreement).

         Donlan, by virtue of the foregoing and his beneficial ownership of options to purchase an additional 4,000 shares of Common Stock, may be deemed to beneficially own 466,948 shares of Common Stock (or an aggregate of 7,429,347 shares of Common Stock, which includes an aggregate of 6,962,399 shares of Common Stock beneficially owned by the stockholders of PSI party to the Voting Agreement). Based on calculations made in accordance with Rule 13d-3(d) promulgated under the Securities Exchange Act of 1934, this represents approximately 5.69% of the outstanding shares of Common Stock (or 69.52% of the outstanding shares of Common Stock when aggregated with the shares beneficially owned by the stockholders of PSI party to the Voting Agreement).

         Except as set forth herein, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified on Schedule I to the Original 13D, beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding 60 days.

         Paragraphs (d) and (e) of Item 5 of this Statement are not applicable to this filing.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended and supplemented by the addition of the following:

         WARRANT EXERCISE AGREEMENT. Pursuant to a letter agreement, dated as of April 1, 2003, by and among the Fund, PSH and PSI (the "Warrant Exercise Letter Agreement"), the Fund has agreed to exercise for 372,039 shares of Common Stock of the Company, through a cashless exercise, immediately upon the closing of the Warrant Exercise Letter Agreement on May 16, 2003, the Warrants it originally received from PSH pursuant to the Securities Purchase Agreement, dated as of June 28, 2002, by and between PSH and the Fund, as amended by the Waiver and Amendment, dated as of January 6, 2003, and the Second Waiver and Amendment, dated as of April 1, 2003 (the "Securities Purchase Agreement"), which became Warrants to purchase Common Stock of the Company pursuant to the Merger Agreement. The Warrant Exercise Letter Agreement also provides that the Fund shall immediately exercise upon the issuance thereof any Additional Warrants issued to the Fund by the Company pursuant to Securities Purchase Agreement and the Letter Agreement (as defined in the Original 13D).

         In order that the Fund may retain the benefits of the "anti-dilution" adjustments and certain other rights relating to the Warrants and any Additional Warrants, the Warrant Exercise Letter Agreement further provides that the Fund shall be entitled, among other things and subject to terms of the Warrant Exercise Letter Agreement, to purchase from the Company, at a price per share equal to the par value of the Common Stock, the additional number of shares of Common Stock that would have been issuable as a result of an "anti-dilution" adjustment to the number of shares of Common Stock underlying the Warrants or any Additional Warrants (assuming such Warrants and Additional Warrants had not yet been exercised).

         In addition, pursuant to the Warrant Exercise Letter Agreement, the Fund agreed, as of the execution of the Warrant Exercise Letter Agreement, not to exercise its redemption right under the Securities Purchase Agreement solely with respect to the Warrants. However, this agreement does not restrict or prohibit the Fund from exercising its redemption right under any other circumstances, including, without limitation, with respect to the shares of Common Stock issued upon exercise of the Warrants and any Additional Warrants.

         Any reference to, and the description of the Warrant Exercise Letter Agreement is qualified in its entirety by reference to the copy of such agreement which is included as an exhibit to this Schedule 13D and which is incorporated by reference in this Item 6 in its entirety where such reference and description appears.

         Except for the agreement described above in this Amendment No. 2, which is hereby incorporated herein by reference, to the best of the knowledge of the Reporting Persons, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


EXHIBIT           DESCRIPTION

Exhibit 1 Warrant Exercise Agreement, dated as of April 1, 2003, by and among PSH, PSI and the Fund.

Exhibit 2         Joint Filing Agreement, dated May 16, 2003, among the
                  Reporting Persons.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 20, 2003

                                   THE 1818 MEZZANINE FUND II, L.P.

                                   By:  Brown Brothers Harriman & Co.,
                                        General Partner


                                   By:  /s/ Lawrence C. Tucker
                                        ---------------------------------------
                                        Name:   Lawrence C. Tucker
                                        Title:  Partner


                                   BROWN BROTHERS HARRIMAN & CO.


                                   By:  /s/ Lawrence C. Tucker
                                        ---------------------------------------
                                        Name:   Lawrence C. Tucker
                                        Title:  Partner


                                   /s/ T. Michael Long
                                   --------------------------------------------
                                   T. Michael Long


                                   /s/ Lawrence C. Tucker
                                   --------------------------------------------
                                   Lawrence C. Tucker


                                   /s/ Robert R. Gould
                                   --------------------------------------------
                                   Robert R. Gould


                                   /s/ Joseph P. Donlan
                                   --------------------------------------------
                                   Joseph P. Donlan

                                  EXHIBIT INDEX


EXHIBIT           DESCRIPTION

Exhibit 1 Warrant Exercise Agreement, dated as of April 1, 2003, by and among PSH, PSI and the Fund.

Exhibit 2         Joint Filing Agreement, dated May 16, 2003, among the
                  Reporting Persons.